SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

13 September 2019
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 13 September 2019 re: Director/PDMR Shareholding

13 September 2019

LLOYDS BANKING GROUP PLC (‘GROUP’) - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (‘PDMRs’) IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH (‘SHARES’)

This announcement reports various transactions in Shares by PDMRs pursuant to the employee share plan and incentive arrangements operated by the Group and should be read in conjunction with the Summary Remuneration Announcement and disclosures in the 2018 Annual Report and Accounts published on 20 February 2019. The 2018 Annual Report and Accounts is available on the ‘Annual Reports’ page in the ‘Investors & Performance’ section of the Group’s website www.lloydsbankinggroup.com.

Fixed Share Awards
This announcement details the number of Shares acquired by PDMRs in respect of the third quarter of 2019 under the Group’s Fixed Share Award, as described in the Summary Remuneration Announcement. In this respect, the PDMRs listed in the table below acquired on 11 September 2019, after the settlement of income tax and national insurance contributions, the number of Shares as set out by their name. The acquisition price was 53.112 pence per Share.

The Shares will be held on behalf of the PDMRs and will be released over a five year period, with 20 per cent being released each year on 20 September.

Name	Shares
António Horta-Osório	261,946
Juan Colombás	123,987
William Chalmers	125,734
Antonio Lorenzo	124,686
Vim Maru	113,510
Zak Mian	113,510
David Oldfield	122,241
Janet Pope	87,315
Stephen Shelley	123,987
Jen Tippin	104,778
Andrew Walton	78,583

Deferred Bonus Awards for 2015 and 2016 Performance
As announced on 20 February 2019, Deferred Bonus Awards are due to be released in 2019 which relate to performance in 2015 and 2016. In accordance with the Group's deferral policy, a proportion of the Shares are released over three years, being received in tranches in March and September.

In this respect, the Group announces that on 11 September, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below received the number of Shares (for no payment) as set out by their name.

Name	2015	2016	Total
António Horta-Osório	-	93,930	93,930
Juan Colombás	-	35,591	35,591
Antonio Lorenzo	43,624	42,147	85,771
Vim Maru	26,494	34,936	61,430
Zak Mian	5,691	23,667	29,358
David Oldfield	23,124	46,006	69,130
Janet Pope	5,771	5,650	11,421
Stephen Shelley	19,246	12,693	31,939
Jen Tippin	6,273	8,810	15,083

Disposal of Shares
António Horta-Osório, a PDMR, has elected to sell the Deferred Bonus Awards released to him, and therefore the Group announces the sale of Shares as set out below. Following the sale of Shares, António Horta-Osório continues to comply with the Group’s shareholding policy requirements and hold Shares as set out below, including Shares subject to holding periods of up to a further two years post vesting.

Name of PDMR	Number of Shares Sold	Price Per Share	Transaction date	Number of Shares held by the PDMR (and persons closely associated) following the sale
António Horta-Osório	93,930	53.0644 pence	11 September 2019	21,500,557

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	António Horta-Osório

2	Reason for the notification

a)	Position/status	Group Chief Executive

b)	Initial notification / Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Lloyds Banking Group plc

b)	LEI	549300PPXHEU2JF0AM85

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Acquisition of Shares - In respect of the third quarter of 2019 under the Group’s Fixed Share Award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Fixed Share Award	GBP00.53112	261,946

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	London Stock Exchange (XLON)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2016 Deferred Bonus Award on a net of income tax and national insurance contributions (NICs) basis.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Deferred Bonus Plan (2016)	GBP00.0000	93,930

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	Outside a trading venue

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Disposal of part of Deferred Bonus Award to meet income tax and NICs due.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Deferred Bonus Plan (2016)	GBP00.530644	83,298

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	Outside a trading venue

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Disposal of Shares acquired pursuant to the vesting of Deferred Bonus Award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Deferred Bonus Plan (2016)	GBP00.530644	93,930

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Juan Colombás

2	Reason for the notification

a)	Position/status	Chief Operating Officer

b)	Initial notification / Amendment	Initial Notification
3

Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Lloyds Banking Group plc

b)	LEI	549300PPXHEU2JF0AM85

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date;and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Acquisition of Shares - In respect of the third quarter of 2019 under the Group’s Fixed Share Award.

c)	Price(s) and volume(s)	Price(s)	Volumes(s)

	Fixed Share Award	GBP00.53112	123,987

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	London Stock Exchange (XLON)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2016 Deferred Bonus Award on a net of income tax and national insurance contributions (NICs) basis.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Deferred Bonus Plan (2016)	GBP00.0000	35,591

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	Outside a trading venue

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Disposal of part of Deferred Bonus Award to meet income tax and NICs due.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP00.530644	31,562
d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	William Chalmers

2	Reason for the notification

a)	Position/status	Chief Financial Officer

b)	Initial notification / Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Lloyds Banking Group plc

b)	LEI	549300PPXHEU2JF0AM85

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Acquisition of Shares - In respect of the third quarter of 2019 under the Group’s Fixed Share Award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Fixed Share Award	GBP00.53112	125,734

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Antonio Lorenzo

2	Reason for the notification

a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance and Wealth

b)	Initial notification / Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Lloyds Banking Group plc

b)	LEI	549300PPXHEU2JF0AM85

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Acquisition of Shares - In respect of the third quarter of 2019 under the Group’s Fixed Share Award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Fixed Share Award	GBP00.53112	124,686

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	London Stock Exchange (XLON)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2015 and 2016 Deferred Bonus Award on a net of income tax and national insurance contributions (NICs) basis.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Deferred Bonus Plan (2015)	GBP00.0000	43,624

	Deferred Bonus Plan (2016)	GBP00.0000	42,147

d)	Aggregated information

	- Aggregated volume	85,771

	- Price	GBP00.0000

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	Outside a trading venue

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Disposal of part of Deferred Bonus Award to meet income tax and NICs due.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		GBP00.530644	76,062

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Vim Maru

2	Reason for the notification

a)	Position/status	Group Director, Retail

b)	Initial notification / Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Lloyds Banking Group plc

b)	LEI	549300PPXHEU2JF0AM85

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Acquisition of Shares - In respect of the third quarter of 2019 under the Group’s Fixed Share Award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Fixed Share Award	GBP00.53112	113,510

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	London Stock Exchange (XLON)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2015 and 2016 Deferred Bonus Award on a net of income tax and national insurance contributions (NICs) basis.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Deferred Bonus Plan (2015)	GBP00.0000	26,494

	Deferred Bonus Plan (2016)	GBP00.0000	34,936

d)	Aggregated information

	- Aggregated volume	61,430

	- Price	GBP00.0000

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	Outside a trading venue

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Disposal of part of Deferred Bonus Award to meet income tax and NICs due.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		GBP00.530644	54,477

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Zak Mian

2	Reason for the notification

a)	Position/status	Group Director, Transformation

b)	Initial notification / Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Lloyds Banking Group plc

b)	LEI	549300PPXHEU2JF0AM85

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Acquisition of Shares - In respect of the third quarter of 2019 under the Group's Fixed Share Award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Fixed Share Award	GBP00.53112	113,510

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	London Stock Exchange (XLON)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2015 and 2016 Deferred Bonus Award on a net of income tax and national insurance contributions (NICs) basis.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Deferred Bonus Plan (2015)	GBP00.0000	5,691

	Deferred Bonus Plan (2016)	GBP00.0000	23,667

d)	Aggregated information

	- Aggregated volume	29,358

	- Price	GBP00.0000

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	Outside a trading venue

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Disposal of part of Deferred Bonus Award to meet income tax and NICs due.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		GBP00.530644	26,037

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	David Oldfield

2	Reason for the notification

a)	Position/status	Group Director, Commercial Banking

b)	Initial notification / Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Lloyds Banking Group plc

b)	LEI	549300PPXHEU2JF0AM85

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Acquisition of Shares - In respect of the third quarter of 2019 under the Group’s Fixed Share Award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Fixed Share Award	GBP00.53112	122,241

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	London Stock Exchange (XLON)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2015 and 2016 Deferred Bonus Award on a net of income tax and national insurance contributions (NICs) basis.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Deferred Bonus Plan (2015)	GBP00.0000	23,124

	Deferred Bonus Plan (2016)	GBP00.0000	46,006

d)	Aggregated information

	- Aggregated volume	69,130

	- Price	GBP00.0000

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	Outside a trading venue

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Disposal of part of Deferred Bonus Award to meet income tax and NICs due.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		GBP00.530644	61,306

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Janet Pope

2	Reason for the notification

a)	Position/status	Chief of Staff and Group Director, Corporate Affairs and Responsible Business & Inclusion

b)	Initial notification / Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Lloyds Banking Group plc

b)	LEI	549300PPXHEU2JF0AM85

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Acquisition of Shares - In respect of the third quarter of 2019 under the Group’s Fixed Share Award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Fixed Share Award	GBP00.53112	87,315

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	London Stock Exchange (XLON)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2015 and 2016 Deferred Bonus Award on a net of income tax and national insurance contributions (NICs) basis.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Deferred Bonus Plan (2015)	GBP00.0000	5,771

	Deferred Bonus Plan (2016)	GBP00.0000	5,650

d)	Aggregated information

	- Aggregated volume	11,421

	- Price	GBP00.0000

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	Outside a trading venue

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Disposal of part of Deferred Bonus Award to meet income tax and NICs due.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		GBP00.530644	10,130

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Stephen Shelley

2	Reason for the notification

a)	Position/status	Chief Risk Officer

b)	Initial notification / Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Lloyds Banking Group plc

b)	LEI	549300PPXHEU2JF0AM85

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Acquisition of Shares - In respect of the third quarter of 2019 under the Group's Fixed Share Award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Fixed Share Award	GBP00.53112	123,987

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	London Stock Exchange (XLON)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2015 and 2016 Deferred Bonus Award on a net of income tax and national insurance contributions (NICs) basis.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Deferred Bonus Plan (2015)	GBP00.0000	19,246

	Deferred Bonus Plan (2016)	GBP00.0000	12,693

d)	Aggregated information

	- Aggregated volume	31,939

	- Price	GBP00.0000

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	Outside a trading venue

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Disposal of part of Deferred Bonus Award to meet income tax and NICs due.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		GBP00.530644	28,326

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Jen Tippin

2	Reason for the notification

a)	Position/status	Group People & Productivity Director

b)	Initial notification / Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Lloyds Banking Group plc

b)	LEI	549300PPXHEU2JF0AM85

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Acquisition of Shares - In respect of the third quarter of 2019 under the Group’s Fixed Share Award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Fixed Share Award	GBP00.53112	104,778

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	London Stock Exchange (XLON)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2015 and 2016 Deferred Bonus Award on a net of income tax and national insurance contributions (NICs) basis.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Deferred Bonus Plan (2015)	GBP00.0000	6,273

	Deferred Bonus Plan (2016)	GBP00.0000	8,810

d)	Aggregated information

	- Aggregated volume	15,083

	- Price	GBP00.0000

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	Outside a trading venue

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Disposal of part of Deferred Bonus Award to meet income tax and NICs due.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		GBP00.530644	13,377

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Andrew Walton

2	Reason for the notification

a)	Position/status	Group Corporate Affairs Director

b)	Initial notification / Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Lloyds Banking Group plc

b)	LEI	549300PPXHEU2JF0AM85

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	GB0008706128

b)	Nature of the transaction	Acquisition of Shares - In respect of the third quarter of 2019 under the Group's Fixed Share Award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

	Fixed Share Award	GBP00.53112	78,583

d)	Aggregated information

	- Aggregated volume	N/A (single transaction)

- Price

e)	Date of the transaction	11 September 2019

f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 13 September 2019